EX99.7
CERTIFICATE OF QUALIFIED PERSON
I, Tyler Joseph Poulin, B.Sc., P.Geo, as an author of this report entitled "2025 Base Case Island Gold District NI 43-101 Technical Report, Dubreuilville, Ontario, Canada" prepared for Alamos Gold Inc. and with an effective date of June 23rd, 2025, do hereby certify that:
1.I am employed as Geology Superintendent of Island Gold District, for Alamos Gold Inc., located at Goudreau Road, Dubreuilville, Ontario;
2.I received a Bachelor of Earth Science from Laurentian University (Ontario, Canada) in 2014;
3.I am a registered member of the Professional Geoscientists Ontario (PGO no 3039). I have worked as a Geologist for more than 10 years since my graduation. I have worked mainly in exploration and operations geology with increasing levels of responsibilities;
4.I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43‑101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43‑101;
5.I have been an employee of Alamos since November, 2014;
6.I have been working at the Island Gold District Property for the past 10 years.
7.I am the author of Sections 6-12, and 23, and co-author of Sections 1, 14, and 25-27 of the NI 43‑101 report entitled "2025 Base Case Island Gold District NI 43-101 Technical Report, Dubreuilville, Ontario, Canada" with an effective date of June 23rd, 2025;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 6th day of August, 2025
(Signed & Sealed) “Tyler Joseph Poulin
(Original signed & sealed)
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Tyler Joseph Poulin, P.Geo (PGO no 3039)